Exhibit 99.2

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

ATTENDANCE FORM FOR SECURITY HOLDERS ordinary and Extraordinary General Meetings to be held on Wednesday, 28 May 2025, at 3:00 p.m. (Belgian time)

This attendance form should be used by holders of securities of MDxHealth SA (the “Company”) who want to attend the ordinary and extraordinary general shareholders’ meetings in person. More information regarding the requirements for, and the modalities of, participation in the meetings can be found in the convening notice of the ordinary and extraordinary general shareholders’ meetings.

The signed and completed form must reach the Company at the latest on the second business day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Monday, 26 May 2025 at the latest, by mail to:

MDxHealth SA
Attention Mr. Ron Kalfus
Company Secretary

CAP Business Center

Zone Industrielle des Hauts-Sarts
Rue d’Abhooz, 31
4040 Herstal,
Belgium

or by e-mail to:

agsm@mdxhealth.com

The use of e-mail is strongly encouraged.

The Company’s shares are comprised of: (a) shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below), and (b) shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

Holders of dematerialised European Shares must attach to the present form a certificate issued by the certified account holder or the central securities depositary for the shares concerned, confirming the number of dematerialised European Shares that have been registered in their name on the registration date (i.e., Friday, 23 May 2025, at midnight (12:00 a.m., Belgian time)) (the “Registration Date”), with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, must attach to the present form a certificate from a broker, financial institution or other intermediary confirming their ownership of U.S. Shares on the Registration Date, with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Attendance form for security holders

The undersigned,

First Name:
Family Name:
Address:
or
Corporate name:
Corporate form:
Registered office:
Represented by (first name, family name and capacity):

owner of the following number of securities issued by MDxHealth SA, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium:

……………………………………(1) registered European Shares

……………………………………(1) dematerialised European Shares

……………………………………(1) U.S. Shares reflected directly in the U.S. Share Register (not through DTCC)

……………………………………(1) U.S. Shares reflected indirectly in the U.S. Share Register

(through DTCC)

……………………………………(1) subscription rights (2)

Notes:
(1)	Number of relevant securities to be completed, when applicable.

(2)	Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meetings, but only with an advisory vote.

Hereby notifies his/her/its intent to attend the ordinary and extraordinary general shareholders’ meetings of MDxhealth SA to be held on Wednesday, 28 May 2025, at 3:00 p.m. (Belgian time) at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place indicated at that place at that time.

The undersigned agrees that the English translation of the present attendance form is a free translation and for information purposes only, and that the French version shall prevail over the English translation.

The undersigned hereby confirms that the Company can send all confirmations and information required for participation in the ordinary and extraordinary general shareholders’ meetings to the following e-mail address of the undersigned:

…………………………………………………………………. (E-mail address of security holder)

Done at ……………………………………., on ………………………………2025

Signature……………………………

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Attendance form for security holders